Exhibit T3A-50

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is Columbia Care PR LLC

Second: The address of its registered office in the State of Delaware is 874 Walker Road, Suite C in the City of Dover Zip code 19904. The name of its Registered agent at such address is United Corp. Services, Inc.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is       . ”)

Fourth: (lnsert any othe.r matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 6th day of July, 2016.

By:	/s/ Nicholas K. Vita
Authorized Person (s)

Name:	Nicholas K. Vita

State of Delaware Secretary of State Division of Corporations Delivered 11:15 AM 07/11/2016 FILED 11:15 AM 07/11/2016 SR 20164847930 -File Number 6096137